Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Corporation Savings Plan:

We consent to the incorporation by reference in registration statements (Nos. 333-192040, 333-156569 and 333-171004) on Form S-8 of Unisys Corporation of our report dated June 24, 2014, with respect to the statements of net assets available for benefits of the Unisys Corporation Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

– December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Unisys Corporation Savings Plan.

/s/ KPMG LLP

Philadelphia, PA

June 24, 2014